Exhibit 4.6

Summary of the Construction Agreement with Shanghai Kai Tian Construction (Group) Co. Ltd.

On July 29, 2010, Shanghai Jinpan Electric (Group) Co. Ltd. ( the“Company”) entered into an agreement (“Agreement”) with Shanghai Kai Tian Construction (Group) Co. Ltd. (“General Contractor”) for the construction of one employee dormitory building at Company’s Shanghai facility.

According to the Agreement, the General Contractor agreed to start construction of the building on September 9, 2010 and complete construction on February 26, 2011.  The Company agreed to pay the General Contractor RMB 5.5 million for the building.    The price includes the cost of labor and materials.

The Company agreed to pay the General Contractor in several installments based on the progress of the construction:

• The Company would pay 20% of the contract price when the General Contractor completes the four floors of the building.

• The Company would pay 20% of the contract price within one (1) week of General Contractor completing construction of the roof of the building.

• The Company would pay 20% of the contract price within one (1) week of the General Contractor completing the floors, walls, doors, and windows, and passing inspection;

• The Company would pay 35% of the contract price when the General Contractor completes the building, passes inspection, and submit the requisite documents.

The Company would hold the remaining 5% of the contract price as quality assurance for a period of 24 months after the building passes final inspection.